UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ASLAN Pharmaceuticals presents new data from Phase 2b study of eblasakimab in atopic dermatitis in late breaker presentation at 32nd European Academy of Dermatology and Venereology (EADV) Congress

On October 13, 2023, ASLAN Pharmaceuticals Limited (the “Company”) announced the presentation of new data from the Phase 2b TREK-AD study of eblasakimab in adults with moderate-to-severe atopic dermatitis (AD) at the 32nd European Academy of Dermatology and Venereology (EADV) Congress in a late-breaking oral presentation. The new data represent a marked widening in placebo-adjusted efficacy.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release dated October 13, 2023 regarding announcement of presentation of new data on eblasakimab at the 32nd European Academy of Dermatology and Venereology Congress.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: October 16, 2023